Avalon Development Corp.
P.O. Box 80268
Fairbanks, Alaska 99708
Phone: 907-457-5159
Fax: 907-455-8069
Email: avalon@alaska.net
Web site: www.avalonalaska.com

CONSENT OF AUTHOR

To:	BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Curtis Freeman, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report dated August 25, 2006 and titled “SUMMARY REPORT FOR THE FOR THE DUKE ISLAND CU-NI- PGE PROPERTY, KETCHIKAN MINING DISTRICT, ALASKA” and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure to be filed by Quaterra Resources Inc..

Dated this 25th day of August 2006

Signature of Qualified Person
Curtis J. Freeman, CPG #6901

i

GEOLOGIC REPORT DK06EXE-1

SUMMARY REPORT
FOR THE DUKE ISLAND CU-NI- PGE PROPERTY,
KETCHIKAN MINING DISTRICT,
ALASKA

prepared for

Quaterra Resources Inc.
Quaterra Alaska Inc.
1550 – 1185 West Georgia St.
Vancouver, B.C. V6E 4E6

prepared by

Avalon Development Corp.
P.O. Box 80268
Fairbanks, AK 99708

August 25, 2006

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF FIGURES

Figure 1:	Location map for the Duke Island project
Figure 2:	Land status map for the Duke Island project
Figure 3:	Tectonic terranes map of southern Southeast Alaska
Figure 4:	General geology of Duke Island
Figure 5:	Location of Cu-Ni-PGE prospects on the Duke Island prospect
Figure 6:	Location of proposed drill holes on copper geochemistry thematic values
Figure 7:	Location of proposed drill holes on HEM contour image
Figure 8:	Location of proposed drill holes on airborne magnetics image
Figure 9:	Location of proposed drill holes on corrected Bouguer gravity image

LIST OF TABLES

Table 1:	Significant rock geochemistry from the 2001 Duke Island field program
Table 2:	Significant drill geochemistry from the 2001 Duke Island field program
Table 3:	Significant drill geochemistry from the 2005 Duke Island field program
Table 4:	Summary of samples collected at Duke Island, 2001 – 2005
Table 5:	Summary of proposed 2006 drill holes at Duke Island
Table 6:	Summary of recommended work programs and budgets at Duke Island

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SUMMARY

     Recently discovered copper, nickel and platinum group element mineralization at Duke Island is unlike that present in any known Ural – Alaska mafic-ultramafic complex in Alaska’s Alexander Platinum Belt. Geochemical, geological and geophysical data suggest that sulfide-bearing mineralization extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the mineralized system remaining open to expansion at surface and at depth. Surface samples have returned values ranging from <10 ppm to 2.8% copper, <1 ppm to 0.25% nickel and <6 ppb to over 1 gram per tonne combined platinum plus palladium. Copper – nickel – PGE mineralization is preferentially hosted in coarse grained clinopyroxenite and to a lesser degree in wehrlite and hornblende pyroxenite. Sulfide mineralization occurs in disseminated, net textured, semi-massive and massive forms as pyrrhotite > chalcopyrite >> pentlandite. The mineralogy of PGE-bearing minerals is unknown.

     Several phases of airborne and ground geophysical surveys have been applied at Duke Island since 2001, including airborne magnetics and 6-channel electromagnet and ground-based Max-Min, gravity and IP. Electromagnetic methods have proven most useful in delineating sulfide-bearing zones and in conjunction with rock geochemistry and the other ground and airborne methods, provided targeting data for diamond drilling.

     Limited diamond drilling has been conducted at the Marquis, Potato Patch and Raven zones in 2001 and 2005. Results included significant intervals of massive, semi-massive and disseminated sulfides containing copper values ranging from below detection to multiple meter intervals in the 0.2 to 0.3% range. Platinum and palladium values were variable but highly anomalous (+200 ppb) in some copper mineralized intervals. Mineralization at all three zones remains open to expansion.

     U-Pb age determinations on unmineralized portions of the Duke Island mafic-ultramafic complex suggest a mid-Cretaceous age for the complex, an age that is in general agreement with ages for other dated Ural Alaska complexes in the Alexander Platinum Belt of SE Alaska. However, the presence of widespread and significant sulfide mineralization at Duke Island is unlike any of the other Cretaceous Ural Alaska complexes in the region. U-Pb age determinations from gabbro and diorite(?) host rocks surrounding the Duke Island complex returned Triassic ages that are nearly identical to those found in the Cu-Ni-PGE bearing intrusives and flood basalts of the Wrangellia terrane in the central Alaska Range and western Yukon Territory. The Alaska Range occurrences currently are being explored for Noril’sk type sulfide mineralization and the Wellgreen deposit in the western Yukon is a past producing platinum and palladium mine. If the age of mineralization at Duke Island is Triassic, there is potential for Noril’sk type Cu-Ni-PGE mineralization at Duke Island.

     An alternative exploration model for Cu-Ni-PGE mineralization at Duke Island is that sulfide mineralization is related to sulfur saturation within and adjacent to the zoned Ural – Alaska complex which hosts it. While this mode of sulfide formation is unique for the Alexander

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907-457-5159 Fax: 907-455-8069 avalon@alaska.net

v

     Platinum Belt, Duke Island has long been a unique example of Ural – Alaska complexes due to the complex graded bedding and other features suggestive of episodic magma introduction under quiescent conditions.

     Regardless of which geological model turns out to be correct, the widespread Cu-Ni-PGE mineralization at Duke Island and the potential for new sulfide discoveries at surface and at depth elevate the project to one of the most important new Cu-Ni-PGE discoveries in North America.

     Based on preliminary field, laboratory and literature studies completed to date, additional work at the Duke Island project is. With the exception of item 1 below, which should be implemented and completed prior to commencement of additional drilling, none of the recommended programs are dependent on the successor failure of each other. Recommended programs include:

1.

Extensive geochemical sampling and geologic mapping of the Monte prospect and other prospective areas should be conducted. In addition, a thorough review of all petrological, geochemical and lithologic data should be instituted to help guide future exploration efforts. The approximate cost of this program would be $106,500.

2.	A drill program at Marquis, consisting of approximately 6,950 feet in 10 holes. The approximate cost of this program would be $869,000
3.	A drill program at Raven, consisting of approximately 5,200 feet in 7 holes. The approximate cost of this program would be $650,000.
4.	A drill program at Scarp, consisting of approximately 1,800 feet in 3 holes. The approximate cost of this program would be $225,000.
5.	A drill program at Lookout, consisting of approximately 600 feet in 1 hole. The approximate cost of this program would be $75,000.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

INTRODUCTION AND TERMS OF REFERENCE

     The following report was commissioned by Quaterra Resources Inc. (Quaterra) to summarize in Canadian National Instrument 43-101 format, the geology and mineralization of the Duke Island copper – nickel - platinum group element (PGE) prospect in southeast Alaska. In early 2001 Avalon Development Corp. identified several geologically promising PGE exploration targets in Alaska which prompted Quaterra to acquire mining claims at Duke Island. Avalon conducted initial fieldwork on the property in March-April and August-November 2001. Avalon conducted further fieldwork on the property in July 2002, September 2003 and summarized the results of these programs in Freeman (2003). Additional exploration was conducted in May-June 2004 and June-September 2005. Avalon was retained to complete this summary report for Quaterra. Recommended work programs are included at the end of this report.

     Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.15) . For purposes of this report, the acronym “PGE” (platinum group element) will be used when referring to a specific group of elements, namely platinum (Pt), palladium (Pd), iridium (Ir), osmium (Os), rhodium (Rh) and ruthenium (Ru). The acronym “PGM” (platinum group minerals) will be used when referring to mineralogical species containing one or more of the platinum group elements. For purposes of this report, the term “massive sulfide” will refer to any rock with a total sulfide content in excess of 35% by volume.

DISCLAIMER

     The attached report has been prepared by Avalon using public documents acquired by the author and private documents given to the authors for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. The interpretive views expressed herein are those of the authors and may or may not reflect the views of Quaterra.

PROPERTY DESCRIPTION AND LOCATION

     The Duke Island Cu-Ni-PGE prospect is located in the Prince Rupert quadrangle of southeast Alaska about 30 miles south of Ketchikan (Figure 1). The Duke Island project consists of 129 unpatented Federal lode mining claims covering 2,580 acres, and 11 state of Alaska mining claims covering 1,280 acres in the Ketchikan quadrangle in Township 80 South, Range 93 East (Figure 2). The federal claims are registered as QTDKL1 through QTDKL45, QTDKL46 through QTDKL95, QTDKL96 through QTDKL99 and QTDKL140 through QTDKL169 with U.S. Bureau of Land Management case file numbers AA83179-83223, AA83431-83480, 83665-83668 and 85184 through 85213, respectively. The state claims are registered as QTDKST1 through QTDKST11 with Alaska Division Mining, Land and Water Management case file

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907-457-5159 Fax: 907-455-8069 avalon@alaska.net

numbers 604422 through 604427 and 604722 through 604726. The state claims are on land that has been selected for Patent to the State of Alaska but such patents have not been issued and there is no guarantee that such patents will be issued in the future. In the event the State of Alaska gains patented rights to the land on which the claims are located, the existing state claims held by Quaterra will become valid state of Alaska mining claims with all rights attendant, including the right to explore, develop and mine. In the event the state relinquishes its rights to patent the land on which the claims are located, the existing state claims held by Quaterra will become invalid and the land will revert to the U.S. Forest Service.

     Mineral rights in this part of Alaska are administered by the U.S. Forest Service and the Alaska Department of Natural Resources. The Duke Island project is located within the Tongass National Forest on multiple-use lands open to mineral development. Annual rental payments are due on or before each August 31 and total $125 per claim per year. Annual rentals are paid in lieu of work on Federal ground. Annual rents are $25 per 40 acre claim for State claims and work on the properties in the amount of $100 per claim per year is required. All claims currently are in good standing. Quaterra Alaska Inc., a subsidiary of Quaterra, owns 100% of the State and federal claims subject only to a 3% Net Proceeds Interest on production from state lands. Neither the federal nor the state mining claims have been surveyed by a registered land surveyor and there is no State or federal law or regulation requiring such surveying. There are no known environmental liabilities attached to the property and permits for future work will be acquired from the U.S. Forest Service and other State and federal regulatory agencies on an as-needed basis.

     In early 2005 Quaterra was notified by the U.S. Forest Service that three local native Alaskan Indian tribal organizations had notified the Forest Service that parts of Duke Island had been used by ancestral peoples for various reasons and that mineral exploration and development in these areas could destroy or damage archeological resources if not properly managed for mitigation or avoidance. Subsequent meetings between Quaterra, the USFS and the affected Indian organizations lead to an agreement whereby the Forest Service would conduct archeological surveys of known and suspected sites on Duke Island and notify Quaterra of any sites where mineral exploration and development would be prohibited. Following agreement by all parties to this plan, the Forest Service conducted botanical and archeological surveys of Quaterra’s proposed drill areas mid-2005 and found no cultural resources in the proposed drill areas and found no botanical species in these areas that would prohibit drilling of the proposed holes. By agreement among the parties, the Forest Service has not released the findings of any of their cultural resource surveys to the public domain. This course of action was chosen to eliminate or reduce the chance that members of the general public would desecrate or otherwise damage cultural sites identified by the Forest Service at Duke Island.

ACCESS AND INFRASTRUCTURE

     The Duke Island project is accessible via boat, small float plane and helicopter. There is tidewater access to the southeast end of the property at Judd Harbor and the central portion of the property via Hall Cove (Figure 2). Numerous areas of the property are accessible with a helicopter. Elevations on the property range from sea level to 1,700 feet at the peak of Mt. Lazaro on the south end of Duke Island. Other than the peak at Mt. Lazaro, topography at Duke Island is subdued with irregular small hills (100 – 300 feet elevation) surrounded by low areas

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P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

covered by marshes and small ponds. Temperate wet and often windy weather conditions prevail in this part of Alaska and allow a snow-free working season in most years from April through November.

     The city of Ketchikan (population 14,000) is located 30 miles to the north and is the regional commercial hub for this part of southeast Alaska. The city hosts an all-season deep water port, international airport, commercial fixed wing and helicopter services, and most of the support industry required for mineral exploration.

HISTORY

     Very little mineral exploration work has been performed on Duke Island. Prior to 2001, the only drilling conducted on the property was conducted by in the late 1950’s by Columbia Iron Mining, a subsidiary of United States Steel. The drilling tested two areas for potential magnetite mineralization. Nine vertical drill holes are reported to have been drilled to a depth of 500 feet to ascertain the magnetite content of the ultramafic rocks (Irvine, 1974). Six holes were drilled on the southeast side of Hall Cove and three in the Judd Harbor area. Precise locations of these holes are uncertain and no assay data of any kind are available to the authors from Columbia Iron drilling program at Duke Island. Although Irvine’s published works at Duke Island (Irvine, 1959; 1974) are considered critical to the genetic understanding of Ural – Alaska mafic-ultramafic complexes, the potential for PGE mineralization was not addressed during these efforts. In 1972, Clark and Greenwood collected 22 rock samples for PGE assays as part of a regional sampling and petrology study. In 1989 Bureau of Mines geologists collected 24 samples for assay (Foley, 1997). Eleven additional samples were collected by the Bureau of Mines in 1995 (Maas and others, 1995). None of these efforts led to discovery of significant mineralization at Duke Island.

     In March and April 2001, Avalon Development conducted reconnaissance scale pan concentrate and grab rock sampling on behalf of Quaterra Resources and staked 45 federal claims and 6 state claims. Follow-up work was conducted in July which resulted in discovery of Cu-Ni-PGE sulfide mineralization hosted in pyroxenites on the north end of Quaterra’s claims. Subsequent rock sampling, soil sampling and 11,200 line-feet of dipole-dipole induced polarization geophysics were completed on the project in September and October. In November and December Avalon collected additional rock samples from the project and completed 4 diamond drill holes totaling 1,467 feet from two drill stations in the Marquis zone. Total expenditures for 2001 at Duke island were approximately $289,000.

     In July 2002 AeroQuest Ltd. flew combined airborne magnetics and 6-channel electromagnetics over the Duke Island project. A total of 890.5 line kilometers of survey was completed with most of this total along 200 meter-spaced lines. A small area (168 line kilometers) covering the Marquis (Discovery) zone was flown at 100 meter spacing. Following delivery of the digital and hard copy data from this survey, consulting geophysicist Joseph Inman reviewed the data and prioritized magnetic and electromagnetic targets for subsequent field follow-up. During and prior to the airborne geophysical surveys, limited field reconnaissance work was conducted to ground truth several Landsat TM anomalies identified by Perry Remote Sensing. The most promising of these anomalies was field checked and revealed outcropping disseminated sulfide mineralization outside areas previously known to contain such

AVALON DEVELOPMENT CORPORATION
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907-457-5159 Fax: 907-455-8069 avalon@alaska.net

mineralization. A total of 43 grab rock samples were collected at this time. No further fieldwork was conducted in 2002. Total expenditures for 2002 at Duke island were approximately $303,000.

     In September 2003 the diamond drill rig and all support equipment on Duke Island were demobilized to Ketchikan. Following this work a series of high priority EM conductors were field checked and limited soil and rock sampling completed. A total of 45 rock grab samples and 66 shovel soil samples were collected. Reconnaissance work elsewhere on the island revealed the presence of disseminated sulfide mineralization at Cape Northumberland on the extreme southern end of Duke Island. Total expenditures for 2003 at Duke island were approximately $110,000.

     In late May and early June 2004 Clark Jorgenson of Big Sky Geophysics was contracted to conduct a ground based HCP-EM (Max-Min), magnetometer, and gravimeter survey of the Marquis and Raven prospects. Avalon Development provided permitting and field support. Big Sky completed 20,000 line-feet (6.1 line km) of survey over the Marquis and Raven prospects. Total expenditures for 2004 at Duke Island were approximately $75,000.

     In Mid June 2005 Mike Powers of Aurora Geosciences completed 48,030 line-feet (14.6 line km) of ground based gravimeter survey, expanding on the 2004 program. On August 15th Connors Drilling LLC. mobilized their Longyear 38 drill to Duke Island with drill setup commencing on the 16th. A total of 4,504 feet (1,373 m) of NQ2 core (1.995 inch diameter) in 7 holes was drilled at the Marquis, Potato Patch, and Raven prospects. On September 9th all drilling equipment was demobilized to Ketchikan. Only wooden tent floors remain onsite at the Marquis zone. Total expenditures for 2005 at Duke Island were approximately $395,000.

GEOLOGIC SETTING

     The Duke Island project is situated within a tectonic belt of variable age and composition rocks known as the Alexander Terrane (Figure 3, Plafker and Berg, 1994). Rocks of the Alexander Terrane are composed of island arc and ocean floor volcanic rocks with thick assemblages of overlying oceanic sedimentary rocks that range in age from Devonian through lower Triassic (400 to 220 Ma, Gehrels and Berg, 1994). Deformation of the previously accreted Wrangellia and Alexander Terranes occurred in mid-Cretaceous and was caused by westward migration and accretion of the Wrangellia-Alexander superterrane with the Gravina Belt/Taku Terrane along the western margin of the North American craton. Regional greenschist to amphibolite facies metamorphism and subduction related intrusive activity accompanied accretion of the Wrangellia - Alexander superterrane. Uranium – lead age dates from zircons at the Duke Island ultramafic complex range from 106 to 107 Ma (Saleeby, 1992). Ultramafic bodies such as the Duke Island complex are common on either side of the Alexander Terrane – Gravina Belt/Taku Terrane suture zone and are believed to be temporally if not genetically related to accretion of the Chugach Terrane to the previously accreted Alexander and Wrangellia superterranes (Foley and others, 1997).

     The Duke Island complex consists of two separate areas of well-exposed zoned ultramafics, Judd Harbor on the south and Hall Cove on the north. The Judd Harbor body is about 3 km in diameter while the Hall Cove body is about 3 km by 6 km in size. The Judd

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Harbor and Hall Cove complexes have been interpreted to be parts of the same zoned Ural Alaska intrusive body at depth (Irvine, 1974). Both bodies are comprised of a dunite and wehrlite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro (Figure 4). The complexes are intruded by late hornblendite and hornblende-plagioclase pegmatite. The exposed complexes at Duke Island show remarkable compositional layering, particularly in the olivine clinopyroxenite. Irvine (1974) postulated that such layering is due to changes in magma chemistry and subsequent fractionation and precipitation of mineral crystals settling downward through the lighter melt. Flow textures, graded bedding, and dislodged xenolith fragments are commonly observable in outcrop.

     A series of northwest and northeast trending faults have been mapped at Duke Island (Irvine, 1974; Saleeby, 1992). These structures appear to post-date emplacement of the Duke Island ultramafic body. Field mapping and airborne magnetic data support this conclusion. The most significant of these structures is the Hall Cove – Grave Point structure which trends northeast along the trace of Hall Cove. This feature is believed to be contiguous with the Grave Point shear zone mapped by Saleeby (1992). Field relationships suggest this structure has an unknown amount of southeast-side down relative displacement. Ultramafic rocks of the Judd Harbor portion of the complex are exposed between the Bite Cove and Judd Harbor faults suggesting the ultramafic blocks occupy a horst block between the two structures. Copper-nickel-PGE mineralization discovered to date appears to be controlled by northwest trending structures although its relationship to the Hall Cove, Bite Cove and Judd Harbor structures is unknown.

     High-level airborne magnetics conducted over the Duke Island complex suggests the mafic-ultramafic complex is elongate in a northwest – southeast direction with relatively steep sides on its northeastern and southwestern limits (Irvine, 1974). The gabbro unit extending north from Mt. Lazaro is invisible to magnetics suggesting that the Hall Cove and Judd Harbor segments of the complex probably are connected at depth beneath a thin “skin” of gabbro. Dunite and wehrlite which were thought by Irvine (1974) and Saleeby (1992) to be the youngest rocks in the complex are in fact cut by sulfide-bearing rocks ranging from pyroxenite in the Marquis zone through hornblende pyroxenite in the extreme northwest to hornblendite in the extreme southeast edge of the island.

DEPOSIT TYPES

     Prior to discovery of significant accumulations of massive, semi-massive and disseminated sulfide mineralization in 2001, the Duke Island prospect was considered to be a classic zoned Ural - Alaska type mafic - ultramafic complex (Irvine, 1959, 1974, Figures 4). It is unique on a worldwide basis for its remarkable graded igneous bedding features. Ural - Alaska type zoned complexes are found in Russia, Ethiopia, Columbia, and Canada as well as several places in Alaska (Himmelberg and Loney, 1995; Irvine, 1974, Ruckmick and Noble, 1959; Taylor, 1979; Moegessie and others, 1999; Tistl, 1994; Nixon and others, 1990).

     On a worldwide basis, each of the ultramafic rock types within an individual complex and within a given belt is chemically and mineralogically uniform. More deeply eroded Ural – Alaska belts and complexes often are associated with alluvial PtFe alloy accumulations and are hosted in large volumes of more regionally extensive gabbroic rocks which coincide with the

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orientation of the host Ural – Alaska belt (Taylor, 1979; Tolstykh and others, 2000). Debate continues as to whether or not these gabbroic rocks are related in any way to the Ural – Alaska complexes which intrude them.

     Mineralogically, Ural-Alaska type complexes have a distinctive chemistry common to virtually all known complexes, regardless of their metal content. Pyroxenes are almost exclusively clinopyroxenes (diopsidic augite) with orthopyroxenes being extremely rare. Plagioclase is nearly absent in most Ural – Alaska complexes, olivine is highly magnesian and magnetite (often titaniferous) contents average 15-20% by volume (Taylor, 1979; Himmelberg and Loney, 1995). Chromite is a common trace mineral in Ural – Alaska complexes but its statistical and paragenetic relationship to the PGEs is inconsistent within an individual belt as well as within an individual complex (Foley and others, 1997). With the exception of Duke Island and the Turnagain complex in British Columbia (Simpson, 2006), copper and nickel contents in most Ural - Alaska complexes are lower than in most other PGE-bearing complexes and neither element is strongly correlated with PGEs. Platinum is the primary PGE recovered from Ural – Alaska deposits and forms coarse placer occurrences in the deeply weathered Ural Mountains, in Columbia, in the Goodnews Bay area of southwestern Alaska and in the Tulameen complex of southern British Columbia (Mertie, 1969). Lode accumulations of platinum have been identified in several locations in Russia, including the Nishniy – Tagil District and at Galmeonsky on the Kamchatka Peninsula (T.K. Bundtzen, oral comm., 2001).

     There are 11 known PGE-bearing Ural – Alaska type occurrences in Alexander Platinum Belt of southeast Alaska. The Duke Island complex constitutes the southern-most member of this belt which stretches over 350 miles north – south by 20 to 30 miles east-west. A number of these complexes were explored in the 1950s to the 1970s for their iron ore potential due to their high magnetite and ilmenite contents. The Ural – Alaska complexes of the Alexander Platinum Belt are thought to be genetically related to eastward convergence of the Chugach Terrane with the previously emplaced Wrangellia and Alexander superterranes between 90 and 110 Ma (Foley and others, 1997). The zoned complexes were emplaced above the subduction zone and within rocks of the Wrangellia, Alexander and Taku terranes and the overlying Gravina terrane. The linear nature of the Alexander Platinum Belt and the striking similarity between the individual complexes which make up the belt suggest their emplacement may be related to the same tectonic event, in this case the change from strongly compressional tectonics to oblique transpressional tectonics about 110 to 115 Ma. This event, caused by subduction of the Farallon plate beneath the North American plate, may have allowed the rapid rise of deep-seated plutonic bodies into the upper crust along major terrane sutures or inter-terrane structures.

     The genetic and paragenetic relationships between various metals and minerals in Ural – Alaska complexes of the Alexander Platinum Belt are poorly known at best. Most of the data on PGEs and the minerals that contain them are a result of exploration programs designed to locate and quantify other metals, primarily chromite, uranium or iron/titanium oxide. Prior to Quaterra’s work on Duke Island in 2001, none of the Ural – Alaska complexes in the Alexander Platinum Belt were known to host significant quantities of copper, nickel or PGE-bearing sulfides. As a consequence, there is little historical data on copper, nickel and PGEs in the Alexander Platinum Belt and what data there is may have little bearing on the true potential of a given Ural – Alaska complex to host economic concentrations of these metals. Host rocks that currently are thought to be permissive for Cu-Ni-PGE mineralization at Duke Island cover an

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area approximately 72 square miles in size. Reconnaissance-scale field examinations to date have covered less than 10% of this prospective terrain.

     Recent petrologic studies have suggested that sulfide mineralization at Duke Island is the results of mixing of magmatic and crustal sulfur sources (σ 34S range between -7 and +4‰), a common feature of most Cu-Ni sulfide deposits (Evans-Lamswood and others, 2000). Thakutra and others (2005) indicated that 187Re/ 188Os ratios in clinopyroxenites show a wide range between 7 and 460. 187Os/188Os ratios are also elevated (2.7 to 4.8) with γOs values computed for 110 Ma (U-Pb zircon age) of 2000 to 5000. The supra-chondritic Os isotopic values also are suggestive of assimilation of crustal materials. The σ 18O values of clinopyroxene in the clinopyroxenite and olivine clinopyroxenite samples range between 5 and 6‰, whereas those for olivine range between 4.4 and 5.7‰ . The σ 18O and σ D values of the hydrothermal fluid calculated from the σ 18O and σ D values of serpentine, using appropriate fractionation factors and a temperature of 300oC are about 3 and -73‰ respectively. The oxygen and hydrogen isotopic values calculated for the hydrothermal fluid indicate mixing of magmatic sources with meteoric and/or sea-water. Periodic magma introduction followed by more quiescent crystal fractionation and settling are conducive for base metals and PGE sulfide accumulation at Duke Island.

MINERALIZATION

     Copper and nickel mineralization at Duke Island occurs as chalcopyrite and pentlandite in massive to disseminated pyrrhotite. Sulfide mineralization is primarily hosted in clinopyroxenite as interstitial blebs, pods and net-textured masses. There is little correlation between PGE content and sulfide content. PGE enriched intervals occur in sulfide rich intervals, but there are also numerous sulfide rich intervals with no appreciable PGE content. PGE assays from 46 rock samples collected by Clark and Greenwood (1972) returned values up to 200 ppb Pt and 184 ppb Pd. Eleven additional samples collected by the US Bureau of Mines in 1995 revealed Pt values up to 31 ppb, Pd values up to 264 ppb, Cu values up to 2,223 ppm and Ni values up to 1,240 ppm (Maas and others, 1995). Irvine (1974) conducted limited trace element analyses at Duke Island and reported values up to 3,200 ppm Cr and 2,700 ppm Ni from the Duke Island complex (no PGE analyses were conducted). Similar Cr and Ni values have been found in other Ural – Alaska type complexes in southeastern Alaska and are usually associated with dunite bodies where these metals occur as chromite pods and as inclusions in the olivine lattice, respectively. Copper, nickel and iron contents at Duke Island are significantly elevated relative to most Ural – Alaska complexes and suggest the Duke Island complex is a hybrid Ural – Alaska complex or that sulfide mineralization at Duke Island was controlled by physical and chemical controls similar to those which affect layered intrusive complexes. Details relating to mineralization from more recent exploration programs at Duke Island are presented in “Exploration”.

EXPLORATION

     In March and April 2001, Quaterra Resources funded a reconnaissance pan concentrate and rock sampling program on Duke Island. A total of 85 pan concentrate samples and 112 rock samples were collected from Duke and Kelp Islands and analyzed for Pt, Pd and Au. The best rock samples, with highs of 134 ppb Pt and 225 ppb Pd are located in or adjacent to the dunite

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core in the Hall Cove area and in the pyroxenite units on the north coast of Kelp Island. The small body of pyroxenite on the south side of Hall Cove proper contains anomalous Pt (to 134 ppb) and Pd (to 114 ppb) The two streams draining hill 470 on the western side of the Judd Harbor pyroxenite body show steady increases in Pt values as you proceed down stream. The highest Pt pan concentrate value (81 ppb) came from the sample collected at the lowest elevation on the northern of these two streams. Palladium values also increase downstream on these two streams as well but at a lower and less obvious level. These values suggest potential for lode mineralization on hill 470. Streams draining the western extreme of the Duke Island complex where it intrudes older diorite and granodiorite did not return significant Au, Pt or Pd values in pan concentrate samples.

     The pan concentrate samples from the Judd Harbor portion of the Duke Island complex indicate that the zone of transport for magnetite extends to sea level. The stream gradients on the two streams in this area which showed increasing Pt-Pd grades down stream are both in the range of 300 to over 400 feet per mile. Based on our experience elsewhere in southeast Alaska most of the PGE anomalies in pan concentrates come from portions of streams where the gradient is somewhere between 300 and 100 feet per mile. The upper ends of streams (+300 ft/mi) are in the zone of transport for magnetite, chromite and other PGE-bearing minerals, including ferroplatinum alloys that form nuggets in some Ural – Alaska complexes. There are no anomalous PGE values on portions of streams where the gradient is less than 100 feet per mile because PGE-bearing minerals have dropped out of the sediment load before reaching this point in a stream. The streams on Duke Island suggest transportation of PGEs and pathfinder elements throughout their length, particularly in the Bite Cove and Judd Harbor areas on the eastern side of the complex.

     Net-textured chalcopyrite was discovered in rubble crop at the Marquis zone in August 2001 followed by addition discoveries in September of massive pyrrhotite with chalcopyrite in outcrop and rubble crop at Marquis. Subsequent grab rock sampling returned values of up to 1.95% copper, 0.25% nickel and 1 grams per tonne combined platinum and palladium (Table 1). The samples were collected from a recessive-weathering zone of orange-red iron oxide stained coarse-grained pyroxenite that contained from 5% to 30% residual fine-grained sulfides (pyrite, pyrrhotite and chalcopyrite), some in net-texture form. Much of the outcrop and subcrop occur in low boggy areas with heavy red-brown clay suggestive of acid weathering of sulfides. The net textured mineralization suggests that sulfides may have accumulated by gravity separation from an ultramafic magma.

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Table 1: Significant grab rock geochemistry, 2001 Duke Island project

Sample #	Cu_ppm	Ni_ppm	Co_ppm	Pt_ppb	Pd_ppb	Pt+Pd	Cr_ppm	Rock Unit
466011	28,400	732	245	24	145	169	518	Pyroxenite
466013	25,200	912	348	24	157	181	416	Pyroxenite
466035	22,000	328	85	14	23	37	115	Pyroxenite
466030	21,800	2,231	476	66	268	334	38	Pyroxenite
466012	19,800	955	367	55	162	217	450	Pyroxenite
468504	19,500	893	346	75	221	296	434	Pyroxenite
492109	15,900	2,539	650	177	288	465	178	Pyroxenite
468357	13,100	696	145	117	214	331	99	Pyroxenite
468505	7,648	1,478	612	77	90	167	223	Pyroxenite
466022	7,206	668	257	163	224	387	137	Pyroxenite
466032	6,827	803	306	37	49	86	108	Pyroxenite
110570	6,324	513	213	100	125	225	87	Pyroxenite
468352	6,277	1,211	138	153	235	388	341	Pyroxenite
110553	5,712	655	76	23	41	64	255	Pyroxenite
466019	5,302	790	133	35	105	140	195	Pyroxenite
463428	5,227	242	48	98	225	323	187	Pyroxenite
466029	5,057	905	308	17	20	37	96	Pyroxenite
110559	4,938	2,322	540	112	238	350	298	Pyroxenite
110562	4,845	339	95	141	250	391	204	Pyroxenite
466031	4,755	163	29	110	113	223	103	Pyroxenite
466016	4,657	839	280	117	244	361	77	Pyroxenite
110587	4,239	548	207	27	91	118	255	Pyroxenite
468509	4,205	341	160	55	98	153	164	Pyroxenite
468510	4,133	359	174	60	90	150	150	Pyroxenite
468506	4,025	193	107	16	46	62	205	Pyroxenite
468354	2,484	644	106	384	631	1,015	838	Pyroxenite

     In early October 2001 Zonge Engineering completed 11,200 line-feet (3,414 line-meters) of dipole – dipole induced polarization geophysics over a portion of the Marquis zone. The IP survey outlined a zone of potential mineralization that extends 1,600 feet in length (NW-SE), at least 400 feet in depth from surface and up to 400 feet in width. The zone is open to the northwest where it appears to plunge or become faulted below surface. The survey also indicated that rocks adjacent to the core high conductivity zone contained significant IP chargeability responses which could be related to disseminate sulfides zoned around a central core or trough where more massive accumulations occur. These high chargeability zones extend for over 1,200 feet on either side of the high conductivity core anomaly. Subsequent surface prospecting extended the known length of sulfide mineralization to 1600 meters in a northwest – southeast direction and up to580 meters in a northeast – southwest direction.

     By the end of November 2001, nine distinct areas of Cu-Ni-PGE mineralization had been discovered on the Duke Island prospect (Figure 5). Mineralization had been extended over approximately 750 meters within the Marquis zone and had been identified in outcrop over a discontinuous distance of 14 kilometers northwest-southeast across Duke Island. Surface outcrops of sulfide mineralization discovered in mid-2002 further extended the maximum width of mineralization to 3.2 kilometers northeast-southwest. Of the 245 rock samples collected,

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approximately forty percent of the samples (99 samples) returned Cu values in excess of 1,000 ppm and over sixty percent of the samples (158 samples) returned Cu values in excess of 100 ppm (Figure 6). Over thirty percent of the samples (78 samples) also returned Pt + Pd values in excess of 100 ppb. Over sixty percent of the samples (155 samples) also returned Ni values in excess of 100 ppm.

     During November and December 2001, Quaterra contracted with Layne Drilling to complete 4 diamond drill holes (447 meters, 1,467 feet) in the Marquis zone. The holes were drilled from two drill pads approximately 225 meters apart centered on coincident rock geochemical and IP geophysical anomalies. The drill targets are associated with a highly conductive IP anomaly flanked by extensive chargeability anomalies to the northeast and southwest. Drilling conducted in 2001 tested surface rock anomalies and the extent and reliability of IP anomalies. Massive sulfides with highly anomalous copper and lesser nickel and PGE values were encountered in all holes. Results are discussed under “Drilling”.

     In January 2002 Perry Remote Sensing was retained to conduct a preliminary Landsat Thematic Mapping (T M) analysis of the Duke Island prospect (Perry, 2002). The spectral image of iron-oxide stained sulfide-bearing rocks at the Marquis zone was used for ground truth to determine if surface outcrops of other potentially mineralized areas exist on Duke Island. The TM imagery identified two other obvious targets to the southwest and southeast of the Marquis zone. A total of 43 rock samples were collected in June 2002 in the southwestern TM anomaly, now known as the Monte zone (Figure 5). Approximately fifty percent of these samples (21 samples) returned values in excess of 1,000 ppm copper. Values for Pt, Pd, Ni and Co were generally lower than seen in the Marquis zone with maximum values of 310 ppb, 468 ppb, 784 ppm and 237 ppm, respectively.

     In July 2002 Aeroquest Limited completed helicopter-borne airborne magnetic and 6-channel multifrequency electromagnetic surveys of the Duke Island project area (Fiset, 2002). A total of 890.5 line-kilometers of combined survey was completed at a 200 meter line spacing (722 line kilometers) with 169 line kilometers of in-fill lines at 100 meter spacing in selected areas. The nominal EM bird terrain clearance was 30+ meters. The survey revealed that areas of known sulfide mineralization generally fall within broad zones of anomalous conductivity that extend well beyond the limits of outcropping sulfides (Figure 7). A total of 459 high priority anomalies were identified by Aeroquest, including 311 Type 1 anomalies with positive in-phase response and a distinct, probable hardrock source and 148 Type 2 anomalies with a negative inphase and positive quadrature response (conductive magnetic anomalies). The largest zone of conductive anomalies occurs on the north side of the Marquis Zone and extends for 2.5 kilometers in an east-west direction (Inman, 2002). This zone is well north of the area drilled by Quaterra in 2001 and is located in an area where no sampling or mapping had been conducted prior to the airborne program. This area is mapped as gabbro and has a low magnetic signature typical of gabbroic rocks elsewhere on the island. Magnetic and EM data also suggest that gabbroic units extending 1-2 miles to the north-northeast from the summit of Mt. Lazaro are underlain by highly conductive and variably magnetic rocks similar to those exposed on surface to the east and west of the gabbro body (Figures 7 and 8). This observation suggests that sulfide mineralization may underlie the gabbro body, significantly increasing the size potential of the Duke Island system. A similar conclusion regarding gabbro overlying ultramafic rocks was drawn from field work completed by Irvine (1974).

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     Inman (2002) prioritized the airborne EM anomalies and initial ground follow-up of airborne EM anomalies was begun in September 2003. A total of 45 rock grab samples and 66 shovel soil samples were collected. Sampling was concentrated on the northeast Marquis, Raven and Potato Patch zones (Figures 5 and 6). These target areas also exhibit strongly conductive electromagnetic signature that suggest the presence of sulfide mineralization. Anomalous copper values up to 136 ppm were recovered from soils in the northeast Marquis zone however, additional soil sampling due east of the Marquis discovery returned highly anomalous copper (to 359 ppm) with grab rock samples returning values up to 984 ppm copper (Figure 6). No previous sulfide mineralization was known from this area and no surface outcrops of sulfide mineralization have been found to explain these soil and rock anomalies.

     In addition, 2003 field work expanded the size of known sulfide mineralization at the Potato Patch zone and also expanded the size of known sulfide mineralization at the Raven zone. Previous work at the Raven zone returned copper values up to 2.2% from a small area of outcrops surrounded by low, swampy topography. Soil sampling completed in 2003 returned copper values up to 4,320 ppm and Pt + Pd values up to 439 ppb from covered swampy terrain immediately south of outcropping sulfide mineralization. Sulfide mineralization at Raven was extended to over 650 meters south of the original Raven discovery outcrops and remains open to expansion in all directions (Figure 6).

During reconnaissance work completed in 2003 a new zone of disseminated copper sulfide mineralization was discovered at tidewater on Cape Northumberland on the extreme southern tip of Duke Island (Figure 5). While copper values (up to 352 ppm) did not reach percent-levels, the Northumberland zone is unique in that it represents the only sulfide mineralization discovered to date which is not located within the NW-SE trending belt of mineralization extending from the East Judd to Raven prospects. The significance of the sulfide mineralization at Northumberland and its extent are unknown.

     In late May and early June 2004 Clark Jorgenson of Big Sky Geophysics was contracted to conduct a ground based HCP-EM (Max-Min), magnetometer, and gravimeter survey of the Marquis and Raven prospects (Inman, 2004). Big Sky completed 20,000 line-feet (6.1 line km) of survey over the Marquis and Raven prospects. Results from this survey indicated three strong Max-Min conductive anomalies, two moderately conductive anomalies, and three weakly conductive anomalies at the Marquis prospect. The strong conductive anomalies are located coincident with the IP resistivity low and with an interpreted dip to the northeast. The weakly conductive anomalies are located to the northeast of the IP anomaly and dip to the southwest. There is an increase in rock density which starts in the western side of the Marquis prospect and trends east toward Knob Hill. At the Raven prospect Big Sky identified two weak Max-Min conductors on the western survey line. These are coincident with relative rock density highs that form two ellipsoids elongated W-E, one centered on the main Raven prospect and the other to the south separated by a density low. The shape and location of the relative density highs are somewhat coincident with the airborne EM conductivity highs and airborne magnetic highs previously identified at the Raven prospect.

     In mid June 2005 Aurora Geosciences completed a 48,030 line-feet (14.6 line km) ground based gravimetric survey which was interpreted for Quaterra by Joseph Inman (Figure 8). The Marquis, Raven, Potato Patch, Scarp, and Lookout prospects along with the Northeast and Far Northeast areas were surveyed. Results from this survey confirm the 2004 gravity survey

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results and the expanded grids revealed local gravity highs in all of the surveyed areas. Local increases in density may reflect significant sulfide accumulation. Gravity field results from each prospect relative to each other show a general increase in the corrected Bouguer anomaly from west to east (-92.4 mgals to -74 mgals) perhaps showing the increasing thickness of the ultramafic package over the modeled feeder for the intrusion at the head of Hall Cove.

     In mid-August 2005 Connors Drilling mobilized a Longyear 38 drill to Duke Island. A total of 4504 feet (1373 m) of NQ2 core in 7 holes was drilled at the Marquis, Potato Patch, and Raven prospects (Figure 5). Results will be discussed in the Drilling section.

     During the drilling program a limited amount of outcrop grab rock sampling (12 samples) was conducted on the Monte and Potato Patch prospects. Of the four grab rock samples collected in the southern portion of the Potato Patch prospect, three returned values of over 1,000 ppm Cu, with one sample returning 2,440 ppm Cu. Copper in the 8 grab rock samples collected on the Monte prospect ranged from 1,235-8,340 ppm, with 6 over 2,000 ppm Cu, and three over 5,000 ppm Cu. Pt + Pd values at Monte are generally low (<50 ppb combined). Mineralization at Monte is hosted in coarse grained pyroxenite with the largest EM conductivity anomaly on Duke Island. Coincident copper in grab rock samples and EM conductivity highs cover and area measuring at least 1,800 meters N-S by 1,800 meters E-W. The extent of sulfide mineralization at Monte remains open to expansion to the north and south.

DRILLING

     Prior to the 2001 diamond drilling completed by Quaterra, the only other drilling completed on Duke Island were six diamond core holes completed by Columbia Iron in the late 1950’s. Data pertaining to the Columbia Iron drilling are not available to the authors however this work was conducted in search of magnetite deposits located outside of known sulfide-bearing areas.

     During November and December 2001, Layne Drilling completed 4 NQ (1.875 inch diameter) diamond drill holes (1,467 feet) in the Marquis zone. The drilling was contracted to Layne Drilling who provided a fly-capable LF70 diamond drill rig equipped with HQ and NQ drilling rods. All core was logged at the drilling site and then split by diamond core saw. All drill holes were plugged from termination depth to surface using commercial hole sealant.

     The holes were drilled from two drill pads approximately 750 feet apart centered on a coincident rock geochemical and IP geophysical anomaly (Figure 5). The drill targets are associated with a highly conductive IP anomaly flanked by extensive chargeability anomalies to the northeast and southwest. Significant drilling results are shown in Table 2.

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Table 2: Significant geochemical results from the 2001 drilling at Duke Island.

Hole #	From Ft	To Ft	Thickness ft	Cu (wt Avg ppm)	Pt (wt Avg ppb)	Pd (wt Avg ppb)
DK0101	0	298	298	1270	47	59
Includes	177	258.3	81.3	2170	50	64
DK0102	4	81	77	2375	64	83
DK0103	0	252	252	1328	62	72
DK0104	0	188	188	1649	85	130
includes	165	167	2	12500	187	386

     Holes DK0101 (vertical) and DK0102 (Azimuth 353 at –60 degrees) were collared in outcrops containing massive to semi-massive pyrrhotite plus chalcopyrite in the central portion of the IP anomaly. Both holes intercepted disseminated, semi-massive and massive sulfides from the collar to termination depth and neither hole exited the mineralized envelope. Host rocks are predominantly olivine pyroxenite to pyroxenite with variable amounts of serpentinization. Copper and nickel values are strongly correlative with each other and with sulfur. Cu:Ni ratios average 2.9.

     Holes DK0103 (vertical) and DK0104 (Azimuth 045 at –50 degrees) were collared 750 feet southeast of holes 1 and 2 in the original discovery area of the property. Hole DK0103 intercepted disseminated, semi-massive and massive sulfides hosted in pyroxenite from the collar to termination depth (252 ft) and did not exit the mineralized envelope. Host rocks are predominantly olivine pyroxenite to pyroxenite with variable amounts of serpentinization. Cu:Ni ratios average 2.9 for the entire hole. Hole DK0104 intercepted mineralization and host rocks similar to those in DK0103 to a depth of 188 feet at which point the hole entered olivine rich wehrlite and dunite. Copper and nickel grades decrease below 188 feet as do Cu:Ni ratios which average 2.7 above 188 feet and 0.8 below 188 feet. Sporadic copper mineralization below 188 feet is correlative with moderate chargeability anomalies outlined by the IP survey.

     Based on the grades exhibited in holes DK0101 through DK0104, the width of sulfide mineralization in the Discovery zone is at least 40 meters and remains open in all directions. The depth extent of mineralization remains open below approximately 90 meters and open along strike to the southeast for at least 2.2 kilometers and to the northwest for at least 1.9 kilometers. Sulfides are hosted in clinopyroxenite and olivine pyroxenite that is stratigraphically below the bedded dunite-wehrlite cumulate rocks. Cu:Ni ratios in mineralized intervals averages 2.5 to 3.0 but drops to parity in unmineralized or weakly mineralized rocks.

     No drilling was conducted at Duke Island during 2002 through 2004. During August-September 2005 Connors Drilling completed 7 NQ2 diamond drill holes totaling 4,504 feet (Figure 5). The drilling was a follow-up to previously conducted rock and soil geochemical sampling that revealed copper values ranging from trace to +2%, airborne EM anomalies that revealed extensive zones of high conductivity and ground geophysics (Max-Min and gravity) surveys conducted in 2004 and 2005 that revealed coincident gravity highs and/or Max-Min conductivity anomalies (Inman, 2004).

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     During 2005 two holes were collared northeast of holes DK0101 through DK0104 and aimed southwest back toward the Marquis IP anomaly and the previous drill holes in the Marquis prospect. Both holes intercepted semi-massive to massive sulfide at depth in the hole indicating that the sulfide horizon is north dipping.

     Hole DK0501 (AZ 225, -60, TD 654) intercepted semi-massive to massive sulfides at 238 feet down hole. Significant results are given in Table 3. This hole intercepted clinopyroxenite from surface to TD. Co and Ni values positively correlate with Cu and S values. Cu:Ni ratios for mineralized intervals averaged 2.17. This hole did not exit mineralization.

Table 3: Significant geochemical results from 2005 Duke Island drilling

Hole #	From Ft	To Ft	Thickness Ft	Cu ppm (wt Avg ppm)	Pt (wt Avg ppb)	Pd (wt Avg ppb)
DK0501	326	425.5	99.5	2320	68	72
including	376	394	18	4520	100	111
and	404	424	20	3625	123	133
DK0502	No Significant Intercepts
DK0503	37.5	186.5	149	2086	5	1
DK0404	No Significant Intercepts
DK0506	8	395	387	2035	56	59
including	33	75	42	3801	331	313
including	8	92	84	2531	211	219

Note: Holes DK0505 and DK0507 were not visibly mineralized and have not been submitted for geochemical analyses.

     Hole DK0502 (AZ 225, -60, TD 654) intercepted significant thicknesses of semi-massive to massive sulfides at 246 feet downhole. This hole intercepted a mix of clinopyroxenite, olivine pyroxenite, and serpentinite. DK0502 intercepted numerous small scale shears and faults, serpentinite intercepts, and while there was a significant amount of sulfide present Cu values were not as high as DK0501. Co and Ni values positively correlate with Cu and S values. Cu:Ni ratios for mineralized intervals averaged 2.41. This hole did not exit mineralization.

     The 2005 diamond drilling at the Potato Patch prospect, located 1.1 kilometers west of the Marquis prospect, consisted of three holes (DK0503, 04 and 05). Disseminated pyrrhotite and chalcopyrite hosted by coarse-grained pyroxenite was discovered in surface outcrops at Potato Patch in 2001. Drilling at Potato Patch was targeted using a combination of anomalous copper in rock geochemistry (trace to 915 ppm), anomalous high gravity responses and combined airborne electromagnetic conductivity and magnetic field anomalies (Figure 6 through 9).

     Hole DK0503 (AZ 215, -75, TD 804) intercepted 149 feet grading 2,086 ppm copper in pyroxenite before passing into hornblende pyroxenite and then into diorite that contains significantly lower copper values. Unlike the Marquis and Raven zones, copper mineralization in the Potato Patch does not appear to be associated with significant Pt or Pd values and Cu:Ni ratios for the entire hole averaged 8.18 reflecting the low nickel content on the olivine poor rocks of the Potato patch prospect. Drill holes DK0504 and DK0505 were targeted on gravity highs but did not intercept significant sulfide mineralization and hole DK0505 was not submitted for analysis.

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     Drill holes DK0506 and DK0507 were collared in the Raven prospect, located 3.4 kilometers northwest of the Marquis prospect. Previous surface rock sampling in this area returned copper values ranging from trace to 2.2% and were associated with elevated platinum and palladium values (trace to 573 ppb Pt+Pd). Subsequent soil sampling, max-min and gravity surveys indicated the Raven prospect was open to the south under soil cover. The 2005 drilling targeted the north and south ends of the surface geochemical and geophysical anomalies at Raven.

     Hole DK0506 (AZ 190, -60, TD 653) returned the thickest interval of continuous copper mineralization seen on the property to date. The interval from 8 to 395 feet returning 2,035 ppm copper, 56 ppb Pt and 59 ppb Pd with the interval from 8 to 92 feet grading 2,531 ppm copper, 211 ppb Pt and 219 ppb Pd (Table 1). Unlike mineralization at the Marquis prospect, neither cobalt nor nickel values are correlative with copper or PGE values at the Raven prospect. In addition, Cu:Ni ratios for the entire hole average 10.36, in large measure du to the low olivine (an Ni) content of the host pyroxenite and hornblende pyroxenites at Raven. Platinum and palladium correlate well with each other in the upper Cu rich portions of the hole, but are poorly correlative after approximately 100 foot downhole. As at the Marquis and Potato Patch prospects, copper and PGE mineralization at Raven is dominantly in disseminated to net-textured form and is preferentially hosted in coarse grained pyroxenite. The bottom 225 feet of hole 6 is hosted in hornblende pyroxenite and shows a marked decrease in copper values while Pt and Pd values fall below detection limits. Hole DK0507, drilled over 500 meters south of hole 6, did not intercept significant sulfide mineralization and was not submitted for analysis.

SAMPLING METHOD AND APPROACH

     The 2001 Duke Island project field program was conducted in four stages. Initial staking followed reconnaissance pan concentrate and rock sampling, both of which were conducted in March and April, 2001. Confirmation rock sampling was conducted in early September followed by additional geochemical sampling, staking and IP surveys in October. Diamond drilling was completed in November and December. The Phase one field crew consisted of 3 Avalon Development geologists: Brian Flanigan, Bruce Cox, and Garth Graham. Phase two sampling was conducted by Curt Freeman and Pete Nyren. Phase three work was completed by Curt Freeman, Garth Graham, Chris Van Treeck and Pete Nyren. Phase four core logging and sampling were completed by Curt Freeman, Garth Graham and Pete Nyren. Fieldwork was supported via helicopter from Ketchikan and from spike camps on the property.

     Phase one fieldwork for 2002 was conducted by Chris Van Treeck and Pete Nyren. Phase one fieldwork in 2003 consisted of soil and rock grab sampling and was conducted by Chris Van Treeck, Pete Nyren and Jesse Hanson. Outcrop sampling in 2005 was conducted by Curt Freeman and Chris Van Treeck. Core logging and sampling in 2005 as conducted by Chris Van Treeck, Pete Nyren, and Nathan Williamson. Fieldwork was supported via helicopter from Ketchikan and from spike camps on the property. A summary of samples collected from 2001 through 2005 is presented in Table 4.

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Table 4: 2001 - 2005 Duke Island geochemical sample summary

Sample Type	Phase	Number
Pan Conc. Samples (2001)	One	80
Grab rock Samples (2001)	One	107
Soil samples (2001)	Two	43
Grab Rock samples (2001)	Two	39
Grab Rock samples (2001)	Three	99
Core samples (2001)	Four	358
Grab Rock samples (2002)	One	43
Grab Rock samples (2003)	One	45
Shovel Soil samples (2003)	One	66
Grab Rock Samples (2004)	One	12
Core Samples (2005)	One	805
	Totals	1,697

     All rock samples collected during the 2001 to 2005 field programs were marked in the field using hand-held GPS units. Each sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes. Sample descriptions were recorded in the field and scanned to digital form following the field season. Sample results were compiled in spreadsheet formats for inclusion in the project’s GIS database. Samples collected in the field in 2001 and 2002 were placed in double nylon shipping sacks and sent via Alaska Airlines airfreight to Fairbanks. Avalon Development’s expediter collected the samples at Alaska Airlines and once Avalon Development inspected the sample shipping containers and the samples within the containers, all samples were picked up at Avalon’s secured warehouse by representatives of ALS Chemex or Bondar –Clegg Ltd. of Fairbanks. Samples submitted for analysis in 2003 through 2005 were shipped from Ketchikan directly to ALS Chemex’s laboratory in North Vancouver, British Columbia (ISO Certification 9002).

SAMPLE PREPARATION, ANALYSES AND SECURITY

     Samples submitted in 2001 were crushed at Bondar Clegg’s Fairbanks preparation facility to 80% passing 10 mesh and then pulverized to +95% passing –150 mesh. Sample rejects were retained in Fairbanks and returned to Avalon Development. Sample pulps were shipped by Bondar Clegg via airfreight to Bondar Clegg’s main analytical facility in North Vancouver, British Colombia. All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a multi-element package by ICP analytical methods using two acid digestion procedures.

     All 2001 core samples were sawed in the field, placed in double nylon shipping sacks and sent via Alaska Airlines airfreight to Fairbanks. Avalon Development’s expediter collected the samples at Alaska Airlines and once Avalon Development inspected the sample shipping containers and the samples within the containers, all samples were picked up at Avalon’s secured warehouse by representatives of Bondar –Clegg Ltd. of Fairbanks. Samples were then crushed at Bondar Clegg’s Fairbanks preparation facility to 80% passing 10 mesh and then pulverized to

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17 +95% passing –150 mesh. Sample rejects were retained in Fairbanks and returned to Avalon Development. Sample pulps were shipped by Bondar Clegg via airfreight to Bondar Clegg’s main analytical facility in North Vancouver, British Colombia. All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a multi-element package by ICP analytical methods using two acid digestion procedures. The remaining half of the drill core was shipped to Fairbanks via Alaska Airline airfreight and stored in Avalon’s secure warehouse.

     The entirety of each rock sample collected in 2002 was crushed at ALS Chemex’s Fairbanks prep facility to 70% passing 2 millimeters (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh). All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a suite of trace elements using a two acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Pulps and rejects were returned for storage at Avalon Development’s warehouse in Fairbanks.

     The entirety of each rock sample collected in 2003 was crushed at ALS Chemex’s Vancouver prep facility to 70% passing 2 millimeters (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh). All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Fire assay and ICP processes were adjusted by ALS Chemex to account for the high concentrations of iron, magnesium, and chromium associated with ultramafic rocks. Pulps and rejects were retained in Vancouver during the field season and were returned to Avalon Development’s Fairbanks warehouse for permanent storage at the end of the year.

     The entirety of each soil sample collected in 2003 was dried, sieved through a 180 micron (80 mesh) screen and pulverized to +85% passing 75 microns (200 mesh). All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Pulps and +180 micron fraction were retained in Vancouver and were returned to Avalon Development’s Fairbanks warehouse for permanent storage at the end of the year.

     The entirety of each rock sample collected in 2005 were sent via Alaska Airlines airfreight to Bellingham, WA where they were transferred to ALS Chemex’s Vancouver prep facility (ISO Certification 9002). The samples were then crushed to 70% passing 2 millimeters (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh). All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Fire assay and ICP processes were adjusted by ALS Chemex to account for the high concentrations of iron, magnesium, and chromium associated with ultramafic rocks. Pulps and rejects were retained in Vancouver during the field season and were returned to Avalon Development’s Fairbanks warehouse for permanent storage at the end of the year.

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     All 2005 core samples were sawed in the field, placed in double nylon shipping sacks and sent via Alaska Airlines airfreight to Bellingham, WA where they were transferred to Vancouver by ALS Chemex for processing at their prep facility. Samples were crushed to 70% passing 2 millimeters (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh). All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. In addition, each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Fire assay and ICP processes were adjusted by ALS Chemex to account for the high concentrations of iron, magnesium, and chromium associated with ultramafic rocks. Pulps and rejects were retained in Vancouver during the field season and were returned to Avalon Development’s Fairbanks warehouse for permanent storage at the end of the year. The remaining half of the core was transported via Boyer Barge Lines and Northland Trucking to Avalon Development’s Fairbanks warehouse for permanent storage.

DATA VERIFICATION

     Sample blanks composed of Browns Hill Quarry basalt from the Fairbanks Mining District, Alaska were inserted on a minimum 1 for 25 basis into all sample sequences. A total of 148 sample blanks were inserted into the sampling sequence for the 2001 through 2005 Duke Island programs. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses performed by Bondar-Clegg and ALS Chemex on the blanks from the Duke Island project indicate no unusual or spurious sample results in the blanks submitted.

     No blank of check analyses were completed on Duke Island geochemical samples during the period 2001 through 2004. In 2005, in addition to sample blanks, sulfide rich commercial geologic standards from Analytical Solutions Ltd. were inserted on a 1 to 50 basis in each sample submittal during 2005. Analysis results indicate no unusual or spurious sample results in the standards submitted.

ADJACENT PROPERTIES

     Other than the mining claims owned by Quaterra, there are no other mining claims or private lands on Duke Island as of the date of this report.

MINERAL PROCESSING AND METALLURGICAL TESTING

     There has been no mineral processing or metallurgical testing on the Duke Island complex.

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MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

     There currently are no resources or reserves on the Duke Island project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by CIM Council on August 20, 2000.

OTHER RELEVANT DATA AND INFORMATION

     To the best of the authors’ knowledge there are no other data available or that bear directly on the potential of the Duke Island project.

CONCLUSIONS AND INTERPRETATION

     Recently discovered copper, nickel and platinum group element mineralization at Duke Island is unlike that present in any known Ural – Alaska mafic-ultramafic complex in Alaska’s Alexander Platinum Belt. Geochemical, geological and geophysical data suggest that sulfide-bearing mineralization extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the mineralized system remaining open to expansion at surface and at depth. Surface samples have returned values ranging from <10 ppm to 2.8% copper, <1 ppm to 0.25% nickel and <6 ppb to over 1 gram per tonne combined platinum plus palladium. Copper – nickel – PGE mineralization is preferentially hosted in coarse grained clinopyroxenite and to a lesser degree in wehrlite and hornblende pyroxenite. Sulfide mineralization occurs in disseminated, net textured, semi-massive and massive forms as pyrrhotite > chalcopyrite >> pentlandite. The mineralogy of PGE-bearing minerals is unknown.

     Several phases of airborne and ground geophysical surveys have been applied at Duke Island since 2001, including airborne magnetics and 6-channel electromagnet and ground-based Max-Min, gravity and IP. Electromagnetic methods have proven most useful in delineating sulfide-bearing zones and in conjunction with rock geochemistry and the other ground and airborne methods, provided targeting data for diamond drilling.

     Limited diamond drilling has been conducted at the Marquis, Potato Patch and Raven zones in 2001 and 2005. Results included significant intervals of massive, semi-massive and disseminated sulfides containing copper values ranging from below detection to multiple meter intervals in the 0.2 to 0.3% range. Platinum and palladium values were variable but highly anomalous (+200 ppb) in some copper mineralized intervals. Mineralization at all three zones remains open to expansion.

     U-Pb age determinations on unmineralized portions of the Duke Island mafic-ultramafic complex suggest a mid-Cretaceous age for the complex, an age that is in general agreement with ages for other dated Ural Alaska complexes in the Alexander Platinum Belt of SE Alaska. However, the presence of widespread and significant sulfide mineralization at Duke Island is unlike any of the other Cretaceous Ural Alaska complexes in the region. U-Pb age determinations from gabbro and diorite(?) host rocks surrounding the Duke Island complex returned Triassic ages that are nearly identical to those found in the Cu-Ni-PGE bearing

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intrusives and flood basalts of the Wrangellia terrane in the central Alaska Range and western Yukon Territory. The Alaska Range occurrences currently are being explored for Noril’sk type sulfide mineralization and the Wellgreen deposit in the western Yukon is a past producing platinum and palladium mine. If the age of mineralization at Duke Island is Triassic, there is potential for Noril’sk type Cu-Ni-PGE mineralization at Duke Island.

     An alternative exploration model for Cu-Ni-PGE mineralization at Duke Island is that sulfide mineralization is related to sulfur saturation within and adjacent to the zoned Ural – Alaska complex which hosts it. While this mode of sulfide formation is unique for the Alexander Platinum Belt, Duke Island has long been a unique example of Ural – Alaska complexes due to the complex graded bedding and other features suggestive of episodic magma introduction under quiescent conditions.

     Regardless of which geological model turns out to be correct, the widespread Cu-Ni-PGE mineralization at Duke Island and the potential for new sulfide discoveries at surface and at depth elevate the project to one of the most important new Cu-Ni-PGE discoveries in North America.

RECOMMENDATIONS:

     Based on preliminary field, laboratory and literature studies completed to date, additional work at the Duke Island project is. With the exception of “Pre-Drilling Exploration”, which should be implemented and completed prior to commencement of additional drilling, none of the recommended programs are dependent on the successor failure of each other. Recommended programs include:

Pre-Drilling Exploration

     Several other smaller exploration expenditures are recommended to enable a more complete evaluation of the Duke Island project. These recommendations include:

1.

Project-wide reconnaissance scale geologic mapping and geochemical sampling should be conducted over portions of Duke Island that have not already been explored. Previously generated airborne magnetic and EM data along with thematic imagery can be used to help focus these efforts however, past exploration discoveries on Duke Island efforts have shown that on-ground mapping and sampling are the only effective way to explore at Duke Island. A three person crew of geologists and technicians should be used to conduct prospecting and rock and soil sampling of these targets. This program should be run concurrently with the above-recommended drill programs to reduced costs. The approximate cost of this program is $25,000 (Table 6).

2.

Extensive geochemical sampling and geologic mapping of the Monte prospect and other prospective areas should be conducted. A three person crew of geologists and technicians should be used to conduct prospecting and rock and soil sampling of these targets. This program should be run concurrently with the above-recommended drill programs to reduced costs. The approximate cost of this program is $50,000 (Table 6).

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3.

Prior to proposed drilling the pulps from the drilling conducted in 2001 should be reanalyzed using a four acid multi-element ICP package so that previous data can be compared with 2005 drill data and the proposed 2006 drilling to correctly correlate rock units between holes. In addition, multivariate statistical analysis can be applied to all drill sample data. The cost of the reanalysis will be approximately $4,000 (Table 6).

4.

Prior to proposed drilling holes DK0101-DK0104 should be relogged for consistency of lithologies and textures. Hole DK0507 should also be logged and limited geochemical sampling should be conducted on this hole. The cost of relogging and analyses on these holes will be approximately $2,500 (Table 6).

5.

Prior to additional drilling but following completion of the four previously listed exploration programs, an acknowledged geoscience expert in the field of Cu-Ni-PGE sulfide deposits should be retained to complete evaluation of all relevant geological, geophysical and geochemical data. These efforts should include petrographic analysis of host rock and sulfide mineralogy and petrogenesis, whole rock chemical analyses and petrological evaluations of host and sulfide minerals, petrogenetic evaluations of whole-rock and trace element geochemistry and host rock/sulfide density determinations geophysical applications. The cost of relogging and analyses on these holes will be approximately $25,000 (Table 6).

Marquis Zone

     Vertical drill holes at the Marquis prospect in 2001 intercepted significant thicknesses of massive to semi-massive pyrrhotite with lesser chalcopyrite hosted in clinopyroxenite from surface to 300 feet below surface (Freeman, 2003). Northeast oriented angle hole DK0104 intersected massive to semi-massive sulfides to a down hole depth of 200 feet. Southwest oriented angle holes drilled in 2005 did not intersect massive to semi-massive sulfide until a down hole depth of approximately 250 feet. Based on these drill hole geometries, the sulfide horizon has an apparent northerly dip at the Marquis prospect.

     Proposed holes for 2006 will test remaining geophysical targets, test the northern dipping sulfide horizon theory and complement previous drill results from holes located in similar cross-section planes (Figures 6, 7, 8 and 9).

     Centered between holes DK0501 and DK0502, hole DK0608 will test the continuity of sulfide mineralization intersected in the 2005 holes (Table 5, Figures 6, 7, 8 and 9). The large EM anomaly that underlies the Marquis prospect is supported by massive sulfide outcrops immediately north of this proposed hole. The proposed drilling on this prospect will focus on testing the extent, both vertical and horizontal, and controlling factor of the conductivity high. This vertical hole should delineate the extent of sulfides at depth. The hole is collared further south to intersect mineralization higher in the hole. The TD of this hole is dependent on mineralization. If significant sulfides continue below 600 feet then the hole should continue. Interpretation of airborne magnetics indicates this hole should encounter hornblende pyroxenite at depth, which based on past drilling has significantly less sulfide than the clinopyroxenite. Intersection with the hornblende pyroxenite could indicate the base of the ultramafic package, and this hole should continue into and hopefully past this rock type to test favorable host rocks at this prospect. The hole is collared on the edge of the Marquis gravity anomaly that extends to the E-SE toward Knob Hill, a prominent intrusive plug forming a circular highland to the

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southeast of the Marquis zone. The increase in density to the E-SE could be related to sulfide content of the rock, or indicate an increase in the thickness of the ultramafic package at depth.

     Hole DK0609 is a southwest directed angle hole from the same pad as DK0608. This hole will start in the magnetic anomaly (Figure 8) and then intercept the 2001 IP anomaly at depth (Freeman, 2003). The hole will TD 600 feet below surface, well below the search depth of the IP conducted in 2001. The southwest orientation will parallel the 2005 drilling and sulfides intercepted in this hole can be correlated with intercepts in DK0608. A better estimate to the dip of the sulfides will be apparent in results from DK0608 and DK0609.

     DK0610 is a vertical hole collared in the IP anomaly within the same plane as DK0608 and DK0609. It also is collared above a Max-Min anomaly that is interpreted to be 100 feet below surface and have a NE dip. The hole is planned to TD at 600 feet near the projected trace of DK0609. Hole DK0610 will test the depth extent of the semi-massive to massive sulfides intercepted in DK0101 from surface to TD at 300 feet. If significant sulfides are intercepted up to TD then the hole should continue until mineralization ceases to be intercepted.

     DK0611 is a southwest directed angle hole collared at the same pad as DK0610. The hole will extend through the magnetic low to the edge of the southwestern magnetic high (Figure 8) and to the edge of the major gravity anomaly (Figure 9). This hole will increase the cross-section horizontal trace to 1000 feet (from the DK0608 collar to the projected extent of DK0611) when combined with the previous three holes. There is no surface mineralization above the projected trace of this hole (Figure 6). The lack of surface mineralization to the southwest of the DK0611 collar is due to one of three possibilities this hole will explore: there never were any sulfides in that area, the sulfides that were there are now eroded based on the northern dip of the sulfide mineralization plane, or the sulfides are covered by the rising topography.

     Hole DK0612 is a northwest directed angle hole from the same pad as DK0610. The hole will pass down the trace of the IP anomaly and cross several Max-Min anomalies. This hole also will pass through the main gravity anomaly. It will be the first hole drilled in this direction and combined with DK0610 will provide much needed information on the geometry and structure of this portion of the prospect. The trace of this hole is near DK0101 and DK0102 and cross-sections will be able to incorporate the results from all three holes.

     Drilled from the same pad as DK0610, the DK0613 southeast directed angle hole will continue along the trace of the IP anomaly into the meat of the gravity anomaly while crossing Max-Min anomalies (Figure 9). The results of this hole combined with DK0610 and DK0612 will create a northwest-southeast cross-section horizontal trace covering 1,100 feet along the IP anomaly. Combined with the previous holes (DK0608-DK0612) there will be robust cross-sectional data both along and perpendicular to the inferred strike of sulfide mineralization.

     Hole DK0614 will be collared in the IP anomaly and a Max-Min anomaly. This vertical hole is projected to TD in the area that DK0612 terminates. The IP pseudosection reveals a blind resistivity low in this area that extends under a small pond to the northwest and this hole should reach the southeastern side of the anomaly. Hole DK0614 is outside of the main gravity anomaly so this hole will test whether or not gravity highs are always associated with sulfide mineralization (Figure 9).

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     DK0615 is a northwest directed angle hole collared from the same pad as DK0614. This hole will test the IP anomaly below the lake, and test the northern extent of the EM conductivity high (Figure 7). Combined with holes DK0610, and DK0612-DK0614, the total length of the cross-section trace will be 1,400 feet.

     DK0616 will twin DK0103 on a vertical hole collared in the IP anomaly and a strong, shallow, Max-Min anomaly. It will also test the high density portion of the Marquis gravity anomaly (Figure 9).

     DK0617 is a southeast directed angle hole collared at the same pad as DK0616. It will extend through the magnetic anomaly (Figure 8), down the strike of the IP anomaly, across two Max-Min anomalies, and through the gravity anomaly survey area. When this hole’s results are combined with the rest of the northwest southeast oriented holes there will be a total cross-section trace of 2,000 feet across the perceived sulfide zone.

     This proposed drilling program for the Marquis prospect will be conducted from 4 drill pads. The proposed order of the holes allows the geologist on the ground sufficient information to make field calls as to hole termination depths. By moving from vertical holes to angle holes from northeast to southwest and then from southeast to northwest, each hole will build upon the subsurface knowledge of the other. If this program is implemented there will be very few unknowns as to the subsurface character of sulfide mineralization in this prospect as it is currently understood.

     The small number of drill pads will simplify permitting, especially since all pads are in the area that has been approved in the past. The centralized location of drilling will also simplify logistics, and decrease move charges. One central water line from a robust water source can be used with only the end of the line needing to be moved from pad to pad. The past locations for the fuel containment and core shack are located between these pads also simplifying logistics and permitting.

     The drill program at Marquis consists of approximately 6,950 feet in 10 holes. The approximate cost of this program would be $869,000 (Table 6).

Raven Zone

     The two holes previously drilled at the Raven prospect, DK0506 and DK0507, were initially targeted on coincident magnetic, EM, and gravity anomalies with weak Max-Min conductors (Figures 7, 8 and 9). DK0506 was moved from the blind Max-Min anomaly and collared to undercut Cu-Fe oxide and Cu-Fe sulfide surface mineralization at the main Raven prospect (Figure 6). DK0506 hit a significant Cu sulfide intercept from surface to 395 feet, where Cu grades dropped as the hole intercepted hornblende pyroxenite. Hole DK0507 was targeted on the weak Max-Min conductor, visual inspection of the hole revealed that it is clinopyroxenite with minimal disseminated sulfides. Due to time and budget constraints, the hole was not submitted for assay. The hornblende pyroxenite unit was not intercepted in this hole, indicating that this area has a thicker package of clinopyroxenite which agrees with the larger spread of the magnetic and EM anomalies in this area (Figures 7 and 8). The hole is at the edge of the main EM anomaly and in a broader less extreme gravity anomaly (Figure 9).

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Table 5: Proposed 2006 diamond drill holes, Duke Island prospect. UTM coordinates are NAD27 Alaska. Note: the term “TBD” means to be determined in the field.

Proposed Hole#	Prospect	UTM East	UTM North	Azimuth	Angle	Intended TD (feet)
DK0608	Marquis	347741	6090494	000	-90	600
DK0609	Marquis	347741	6090494	225	-50	800
DK0610	Marquis	347643	6090403	000	-90	600
DK0611	Marquis	347643	6090403	225	-50	800
DK0612	Marquis	347643	6090403	315	-50	950
DK0613	Marquis	347643	6090403	135	-50	800
DK0614	Marquis	347519	6090537	000	-90	500
DK0615	Marquis	347519	6090537	315	-50	500
DK0616	Marquis	347793	6090293	000	-90	600
DK0617	Marquis	347793	6090293	135	-50	800
DK0618	Scarp	TBD	TBD	TBD	TBD	600
DK0619	Scarp	TBD	TBD	TBD	TBD	600
DK0620	Scarp	TBD	TBD	TBD	TBD	600
DK0621	Lookout	TBD	TBD	TBD	TBD	600
DK0622	Raven	344518	6091923	000	-90	800
DK0623	Raven	344518	6091923	000	-90	800
DK0624	Raven	344500	6091852	000	-90	600
DK0625	Raven	344500	6091852	190	-50	800
DK0626	Raven	344461	6091500	000	-90	600
DK0627	Raven	344461	6091500	000	-50	800
DK0628	Raven	344461	6091500	180	-50	800

     DK0622 is collared within the main EM and gravity anomalies (Table 5, Figures 7and 9). This vertical hole will be collared from the same pad as DK0506 in order to gain structural knowledge (dip direction, lateral continuity). It is also projected to a deeper termination in order to test the thickness of the hornblende pyroxenite layer or possibly intersect a sulfide rich interval within the disseminated sulfides intercepted in DK0506.

     DK0623 will be collared at the same pad as DK0622. This north directed angle hole is projected to exit the magnetic and gravity anomalies.

     DK0624 is projected to intersect the area where DK0506 terminated and go beyond. Depending on the depth of the hornblende pyroxenite lower contact and sulfide content from hole DK0622, this vertical hole may be extended past 600 feet.

     Collared from the same pad as DK0624, DK0625 will test the southern extent of sulfide mineralization at the main Raven prospect. It is projected to exit the magnetic anomaly and terminate in between the two EM anomalies (Figures 7 and 8). When holes DK0506 and DK0622-25 are combined the cross-section trace will be nearly 1,300 feet across the area of known mineralization at Raven.

     Holes DK0626, 27 and 28 will be collared in the southern portion of the Raven prospect, north of DK0507 in an area with no outcrop. Soil sampling in the area returned values up to 134

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ppm Cu (Figure 6). This area has a stronger EM anomaly than the northern Raven prospect and the holes have been collared to test this anomaly. The coincident EM, magnetic and gravity anomaly is still a viable and largely untested target. DK0507 was collared based on a weak Max-Min conductor, at the periphery of the EM anomaly in a density low.

     Hole DK0626 is a vertical hole proposed to test the center of the EM anomaly (Figure 7). If significant sulfides are not intercepted, then the next two holes would not be warranted.

     Hole DK0627 will be a north directed angle hole designed to terminate between the main EM anomalies and pass through the southern gravity high through a gravity low and into the northern gravity high (Figures 7 and 9).

     Hole DK0628 will be a south directed angle hole near the edge of the southern EM anomaly and a coincident gravity anomaly. When combined with DK0626 & 27 the cross-section trace across the southern Raven prospect will be 1,000 feet. Combined with the other Raven holes the cross section trace will be 2,400 feet.

     The drill program at Raven consists of approximately 5,200 feet in 7 holes. The approximate cost of this program would be $650,000 (Table 6).

Scarp Zone

     These holes are proposed solely on geophysical anomalies. Drill pads have been proposed based on geochemistry, EM, gravity, and magnetic anomalies (Table 5, Figures 6, 7, 8 and 9). Little field work has been completed in this area, and mapping and outcrop sampling should be completed prior to final drill pad placement and determination of azimuth, angle and proposed TD. This work should be completed early in the field season so that Forest Service personnel in charge of permitting can visit the sites, which will be necessary for permit approval.

     The drill program at Scarp consists of approximately 1,800 feet in 3 holes. The approximate cost of this program would be $225,000 (Table 6).

Lookout Zone

     These holes are proposed solely on geophysical anomalies. Drill pads have been proposed based on geochemistry, EM, gravity, and magnetic anomalies (Table 5, Figures 6, 7, 8 and 9). Little field work has been completed in this area, and mapping and outcrop sampling should be completed prior to final drill pad placement and determination of azimuth, angle and proposed TD. This work should be completed early in the field season so that Forest Service personnel in charge of permitting can visit the sites, which will be necessary for permit approval.

     The drill program at Lookout consists of approximately 600 feet in 1 hole. The approximate cost of this program would be $75,000 (Table 6).

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Table 6: Summary of recommended work programs and budgets for the Duke Island project.

Prospect	Work Recommended	Budget (US$)
Pre-Drilling Expl.	Geol. mapping, geochem sampling, petrog.	106,500
Marquis	6,950‘ diamond drilling	869,000
Raven	5,200’ diamond drilling	650,000
Scarp	1,800’ diamond drilling	225,000
Lookout	600’ diamond drilling	75,000
	TOTAL:	1,925,500

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REFERENCES CITED

Clark, A.L., and W.R. Greenwood, 1972, Geochemistry and distribution of platinum-group metals in mafic to ultramafic complexes of southern and southeastern Alaska. U.S. Geol.  Surv. Prof. Paper 800-C, pp. C157-C160.

Evans-Lamswood, D.M., Butt, D.P., Jackson, R.S., Lee. D.V., Muggridge, M.G., Wheeler. R.I. and Wilton. D.H.C., 2000, Physical controls associated with the distribution of sulfides in the Voisey’s Bay Ni-Cu-Co deposit, Labrador: Econ Geol., Vol. 95, pp. 749-769.

Fiset, N., 2002, Report on helicopter-borne magnetic and electromagnetic survey, Duke Island prospect, Ketchikan area, Alaska: AeroQuest Limited, Internal Rept. For Quaterra Resources, 10 pp., 8 plates, digital data.

Foley, J.Y., Light, T.D., Nelson, S.W. and Harris, R.A., 1997, Mineral occurrences associated with mafic-ultramafic and related alkaline complexes in Alaska: Econ. Geol. Monograph 9, pp. 396-449.

Freeman, C.J., 2003, Summary report for the Duke Island Cu-Ni-PGE property, Ketchikan Mining District, Alaska: NI 43-101 report for Quaterra Resources, 21 p.

Freeman, C.J., 2004, Executive summary report for the MAN project, Delta River Mining District, Alaska: NI 43-101 report for Nevada Star Resources, 40 p.

Gehrels, G.E. and Berg, H.C., 1994, Geology of southeastern Alaska in Plafker, G and Berg, H.C., 1994, Geology of North America, Vol. G-1, the Geology of Alaska: Geol. Soc. Amer., pp. 451-467.

Himmelberg, G.R. and Loney, R.A., 1995, Characteristics and petrogenesis of Alaskan-type ultramafic – mafic intrusions, southeastern, Alaska: U.S. Geol. Surv. Prof. Paper 1564, 47p.

Inman, J, 2002, Preliminary Review of a Portion of an Airborne Survey, Duke Island, Alaska, Internal Rept. To Quaterra Resources, October 2, 2002, 8p.

Inman, J, 2004, Duke Island, Alaska, report of ground geophysics: Internal Rept. To Quaterra Resources, September 7, 2004, 9p.

Irvine, T.N., 1959, The ultramafic complex and related rocks of Duke Island, southeast Alaska. PhD thesis, CA Institute of Technology, Pasadena, CA, 320 pp.

Irvine, T.N., 1974, Petrology of the Duke Island ultramafic complex, southeastern Alaska: Geol. Soc. Amer., Memoir 138, 240 p.

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Maas, Kenneth M., Bittenbender, Peter E., Still, Jan C., 1995, Mineral Investigations in the Ketchikan mining District Southeastern Alaska. U.S. Bureau Mines Open File Report 11-95, pp. 175-182.

Mogessie, A., Belette, K., Hoinkes, G. and Ettinger, K., 1999, Platinum mineralization in the Yubdo ultramafic rocks, western Ethiopia.

Nixon, G.T., Cabris, L.J., and Laflamme, J.H.G., 1990, Platinum-group element mineralization in lode and placer deposits associated with the Tulameen Alaska-type complex, British Columbia; Can. Mineral, Vol. 28, pp. 503-535.

Perry, S.L., 2002, Landsat TM analysis, Duke Island area, southeastern Alaska: Perry Remote Sensing, Internal Rept. For Quaterra Resources, 12 pp.

Plafker, G. and Berg, H.C., 1994, Overview of geology and tectonic evolution of Alaska, in Plafker, G. and Berg, H.C., eds., Geology of Alaska: Geol. Soc. America, Geology of North America, V. G-1, pp. 989-1021

Ruckmick, J.C., and Noble, J.A., 1959, Origin of the ultramafic complex at Duke Island, southeastern Alaska. Geol. Soc. Am. Bull., V 70, No. 8, pp. 981-1018.

Saleeby, J.B., 1992, Age and Tectonic setting of the Duke Island ultramafic intrusion, southeast Alaska. Can. J. Earth Sci. V. 29 No. 3, pp. 506-522.

Simpson, R. G., 2006, Technical report and mineral resource estimate, Turnagain nickel project, Turnagain River area, Liard Mining District, British Columbia: NI 43-101 Report for Hard Creek Nickel Corp., 73 p.

Taylor, H.P., Jr., 1979, Zoned ultramafic complexes of Southern Alaska: in Ultramafic and related rocks, P.J. Wyllie, editor, pp. 97-118.

Tistl, M., 1994, Geochemistry of platinum group elements of the zoned ultramafic Alto Condoto

Thakutra, J.; Ripley, E.M. and Chusi, L., 2005, Isotopic and geochemical studies of host rock pyroxenites associated with Cu-Ni-PGE mineralization in the Duke Island complex, Alaska: Geol. Soc. Amer., Abstracts with Programs, Vol. 37, No. 7, p. 451,

Tolstyhk, N.D., Siderov, E.G., Laajoki, K.V.O., Krivenko, A.P. and Podlipskiy, M., 2000, Association of platinum-group minerals in placers of the Pustaya River, Kamchatka, Russia: Canadian Mineral., Vol. 38, pp. 1251-1264.

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STATEMENT OF QUALIFICATIONS

CURTIS J. FREEMAN
Avalon Development Corporation
P.O. Box 80268, Fairbanks, Alaska 99708
Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

     I, CURTIS J. FREEMAN, Certified Professional Geologist #6901, HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled Geologic Report DK06EXE-1, Summary Report for the Duke Island Cu-Ni-PGE Property, Ketchikan Mining District, Alaska and dated August 25, 2006 (the “Technical Report”) relating to the Duke Island property. I visited this property numerous times in 2001, 2002, 2003, and 2005 and employees of Avalon Development conducted field work on this property during that period.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am not independent of the issuer apply all of the tests in section 1.5 of NI43-101. I own controlling interest in Avalon Development Corporation which owns 66,000 shares of the common stock of Quaterra Resources Inc., which were issued as a finder’s fee for recommending the Duke Island property and the Union Bay property to Quaterra, and own

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

options to purchase an additional 120,000 shares of common stock of Quaterra. I own no other interest in any company or entity that owns or controls an interest in the properties which comprise the Duke Island project.

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 25th day of August 2006.

Curtis J. Freeman, BA, MS, CPG#6901, AA#159

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

STATEMENT OF QUALIFICATIONS

CHRISTOPHER J. VAN TREECK
Avalon Development Corporation
P.O. Box 80268, Fairbanks, Alaska 99708
Phone 907-457-5159, Fax 907-455-8069, Email avalongeo1@alaska.net

I, CHRISTOPHER J. VAN TREECK HEREBY CERTIFY THAT:

1. I am currently employed as Senior Geologist at Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the University of Wisconsin-Oshkosh with a B.S. degree in Geology (2000). I am also a M.S. Candidate at the University of Alaska Fairbanks, expected graduation date August 2006.

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Society for Geology Applied to Mineral Deposits, the Geological Society of America, and the Alaska Miners Association.

4. From 2001 to the present I have been actively employed in various capacities in the mining industry in Alaska.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6. I am responsible for preparations of some sections of the report entitled Geologic Report DK06EXE-1, Summary Report for the Duke Island Cu-Ni-PGE Property, Ketchikan Mining District, Alaska and dated August 25, 2006 (the “Technical Report”) relating to the Duke Island Project. I have worked on this property on numerous occasions between September 2001 – September 2005 for durations ranging from 5 to 25 days.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of NI43-101.

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 25th day of August 2006.

Christopher J. Van Treeck, BS

Filename: DK06EXE1-Form43.doc

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Legend
Duke Island
Percy Island
Yellow Hill
Map Area
N
W
E
S
0
Miles
6
Quaterra Resources Inc.
DUKE ISLAND
TONGASS
Annette Island
Yellow Hill
Purple Mtn
Percy Is

Figure 1: Location map of the Duke Island mafic - ultramafic complex, Prince Rupert quadrangle, Southeast Alaska

Duke Island Prospect
ISLAND
KUPREANOF ISLAND
CHATHAM STRAIT FAULT
PETERSBURG
Unmapped
COAST MOUNTAINS BATHOLITH
PRINCE OF WALES ISLAND
KETCHIKAN
CLARENCE STRAIT FAULT (15KM)
ALASKA
BRITISH COLUMBIA
DUKE ISLAND
Lithic Assemblages
Early Cretaceous granodiorite
Mid-Cretaceous ultramafic body
Late Cretaceous granodiorite - tonalite
Coast Plutonic Complex
Late Cretaceous - Paleocene tonalite
Paleocene tonalite and grnaodiorite
Cretaceous - Paleocene granodiorite and tonalite
Eocene granodiorite
Eocene and Oligocene granodiorite
Oligocene and Miocene granite and gabbro
M Metamorphic Rocks - Coast Mountains batholith
G Gravina Belt
QT Quaternary and Tertiary strata
Aa Alexander terrane, Admiralty subterrane
Ac Alexander terrane, Craig subterrane
C Chugach Terrane
S Stikinia Terrane
T Taku Terrane
W Wrangellia Terrane
0 Kilometers 100
N

Quaterra Resources Inc.

FIGURE 3: Tectonic terrane map of theDuke Island prospect, southeastern Alaska. Geology after Gahrels and Berg, 1994.

Cu-Ni-Co-PGE Prospects
1. Marquis
2. Potato Patch
3. Lookout
4. Forks
5. Hall Cove
6. Hill 470
7. East Judd
8. Raven
9. Scarp
10. Monte
11. Northumberland
Outline of sulfide zone
Pond Bay
Holes 05-1 & 2
Holes 01-1 & 2
Holes 01-3 & 4
Holes 05-6
Holes 05-7
Holes 05-4&5
Holes 05-3
Pt. White
Hall Cove
Judd Harbor
N
S
E
W
Map Area
0
Kilometers
5
Quaterra Resources Inc.

Figure 5: Location of Cu-Ni-Co-PGE sulfide occurrences and diamond drill holes, Duke Island prospect, Alaska. Image from Google Earth, 2006. Data from Avalon Development, 2006

Raven
DK06-22 & 23
DK06-24 & 25
DK06-26, 27 & 28
N
S
W
E
0
Miles
0.5
Potato
Ratch
Marquis
DK06-14 & 15
DK06-8 & 9
DK06-12
DK06-13
DK0610 & 11
DK06-16 & 17
Scarp
DK06-19
DK06-18
DK06-20
DK06-21
Lookout
AllDKSoil by Cu_ppm
4,000 to 6,516 (8)
1,000 to 4,000 (25)
250 to 1,000 (9)
100 to 250 (13)
50 to 100 (8)
25 to 50 (12)
1 to 25 (34)
AllDkRock by Cu_ppm
10,000 to 28,400 (8)
5,000 to 10,000 (14)
2,500 to 5,000 (29)
1,000 to 2,500 (84)
500 to 1,000 (47)
100 to 500 (61)
50 to 100 (28)
1 to 50 (74)
Quaterra Resources Inc.

Figure 6: Copper geochemistry and proposed drill holes for the central and northwestern Duke Island project, Southeast Alaska. Data from Avalon Development, 2001-2006.

Raven
DK06-22 & 23
DK06-24 & 25
DK06-26, 27 & 28
Potato
Patch
Marquis
DK06-14 & 15
DK06-8 & 9
DK06-12
DK06-13
DK0610 & 11
DK06-16 & 17
Scarp
DK06-19
DK06-18
DK06-20
DK06-21
Lookout
N
W
E
S
0
Miles
0.5
Quadrature
ppm
Quaterra Resources Inc.

Figure 7: HEM conductivity contours and proposed drill holes for the central and northwestern Duke Island project, Southeast Alaska. Data from Avalon Development, 2002-2006.

0
Miles
0.5
64765
61342
59364
57545
56966
56700
56529
56417
56279
56100
55888
55665
55386
nTeslas
Raven
DK06-22 & 23
DK06-24 & 25
DK06-26, 27 & 28
Marquis
DK06-14 & 15
DK06-8 & 9
DK06-12
DK06-13
DK0610 & 11
DK06-16 & 17
Potato
Patch
Scarp
DK06-19
DK06-18
DK06-20
DK06-21
Lookout
N
W
E
S
Quaterra Resources Inc.

Figure 8: Total field magnetic intensity contours and proposed drill holes for the central and northwestern Duke Island project, Southeast Alaska. Data from Avalon Development, 2002-2006.

Raven
DK06-22 & 23
DK06-24 & 25
DK06-26, 27 & 28
N
W
E
S
0
Miles
0.5
Potato
Patch
DK06-14 & 15
DK06-8 & 9
DK06-12
DK06-13
Marquis
DK0610 & 11
DK06-16 & 17
Scarp
DK06-19
DK06-18
DK06-20
Lookout
DK06-21
Quaterra Resources Inc.

Figure 9: Corrected Bouguer gravity contours and proposed drill holes for the central and northwestern Duke Island project, Southeast Alaska. Contour values are relative to each prospect. Data from Avalon Development, 2002-2006.